335 Madison Avenue Suite 2600 New York, NY 10017 www.akerman.com 212 880 3800 tel 212 880 8965 fax Kenneth G. Alberstadt 212 880 3817 direct tel 212 880 8965 direct fax kenneth.alberstadt@akerman.com

September 24, 2008

Ms. Karen Garnett
Mr. Duc Dang
Mail Stop 4561
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           inVentiv Health, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 001-30318
Schedule 14A
Filed April 29, 2008
File No. 001-30318

Dear Ms. Garnett and Mr. Dang:

On behalf of inVentiv Health, Inc. (the "Company"), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated September 8, 2008 relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 10-K") and the Company's Definitive Proxy Statement on Schedule 14A filed on April 29, 2008 (the "2008 Proxy Statement").  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  The responses and information described herein are based upon information provided to us by the Company.

2007 10-K

Item 7.  Management's Discussion and Analysis of Financial Condition

1.
The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused.  In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks. Please revise future filings to expand the Introduction and tell us how you plan to comply.  For example, we note that acquisitions contributed significantly to your year-over-year growth in 2007, but it is not clear whether this is a trend that management expects to continue. Refer to Release No. 33-3850 (Dec. 19, 2003).

The introductory narrative in the Management's Discussion and Analysis section of the 2007 10-K (page 17) identifies as material trends and uncertainties

•	the Company's dependence on the willingness and propensity of customers to seek outsourced solutions,
•	the trend of large pharmaceutical manufacturers toward utilizing outsourcing arrangements as a means of controlling variable unit cost and increasing flexibility,
•	the potential for margin contraction and the termination of contracts resulting from downsizing and other cost control measures by large pharmaceutical manufacturers and
•	the opportunities created by the increasing percentage of New Drug Application and New Molecular Entity approvals attributable to small and mid-tier pharmaceutical and biotechnology companies.

In Item 2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, the Company identifies as additional trends and uncertainties

•	the impact of the Food and Drug Administration approval process on the Company's customer base,
•	estimates relating to the fixed priced components of the Company's contract sales agreements and
•	the contraction of client marketing expenditures.

The Company will continue to assess and disclose in the Management's Discussion and Analysis of Financial Condition section of each annual and quarterly filing the material trends and uncertainties affecting its business at or near the relevant filing date and will expand the discussion of these trends and uncertainties to encompass actions management is taking to address the opportunities, challenges and risks related to those trends and uncertainties.  The Company will expand the discussion of the acquisition component of its business strategy to include an indication of its expectations regarding the execution of its acquisition strategy.

Year ended December 31, 2007 compared to year ended December 31, 2006

2.
We note the disclosure earlier that it is difficult to compare period to period financial results because of your acquisitions. As such, please tell us the portion of the revenues that are attributable to acquisitions in 2007.  This information should be provided in the aggregate and on a segmented basis.  In addition, please provide this disclosure in future filings.

$82.1 million of the Company's aggregate revenues for 2007 were attributable to businesses acquired during 2007. The breakdown of these revenues by segment is as follows:

inVentiv                                inVentiv                                           inVentiv                                inVentiv
Clinical                                Communications                              Commercial                           Outcomes

--                                    $68.1 million                                    $5.0 million                              $9.0 million

The Company will disclose aggregate and segment revenues attributable to acquisitions in the Management's Discussion and Analysis of Financial Condition section of future annual and quarterly filings.

Liquidity and Capital Resources

3.	Please tell us why you did not include Advogent and Liedler in the list under the caption "acquisitions and divestitures" earlier in your Item 1 disclosure or in Note 3 to your financial statements.

Advogent and Liedler were not included in the Company's Item 1 disclosure or in Note 3 to the Company's financial statements because the Company does not consider these transactions to be material acquisitions based on the size of the purchase prices ($1 million in the case of the Advogent acquisition, $6 million in the case of the increase in the Company's equity stake in Liedler),  the proportion of the Company's assets and revenues represented by the Advogent and Liedler business units (less than 1% in each case) and the fact that the Company did not add the ability to offer any new services as a consequence of these transactions.

2008 Proxy

Compensation Discussion and Analysis

4.
We note the disclosure that your base salaries are based on your employment agreements with named officers.  Please discuss the material terms of those agreements and explain how they relate to the base salary and other compensation received by the named officers.  Refer to Item 402(e)(i) of Regulation S-K.  Provide such disclosure in future filings and tell us how you plan to comply.

The "Compensation and Other Information Concerning Executive Officers" section of the 2008 Proxy included a detailed discussion of the portions of each employment agreement with a named executive officer that addressed severance and other post-termination benefits.  The Compensation Discussion and Analysis subsection disclosed generically the relationship between such employment agreements and base salary, perquisites and severance (cross-referencing the more detailed discussion of severance and other post-termination benefits). The Company will include in future proxy statements a consolidated discussion (of the type set forth herein) of the material terms of each employment agreement with a named executive officer and the relationship between the terms of each such agreement and material elements of compensation paid to such named executive officer.

The material terms of the employment agreements between the Company and the named executive officers as in effect during 2007 and through the date of filing of the 2008 Proxy, and a discussion of the relationships between these agreements and various elements of compensation, are set forth below.  On June 3, 2008, the Company entered into an amended and restated employment agreement with R. Blane Walter and on June 11, 2008, the Company entered into an amended and restated employment agreement with Eran Broshy.  These events occurred subsequent to the filing of the 2008 Proxy and were reported in the Current Reports on Form 8-K filed by the Company on June 4 and June 16, 2008.

Eran Broshy

The employment agreement entered into between the Company and Eran Broshy in May 2006 (the "2006 Broshy Employment Agreement") provided for an initial base salary of $560,000, subject to annual review by the Company's Board of Directors, and an annual bonus for each calendar year based on the achievement of certain performance objectives determined by the Company's Board of Directors (the "Board") or Compensation Committee (the "Compensation Committee").  Mr. Broshy's target bonus was to be set by the Board or the Compensation Committee but could not be less than 100% of base salary, with the actual amount of the bonus being determined at the discretion of the Board or Compensation Committee.  In 2007, Mr. Broshy's total cash compensation was $979,000, of which $579,000 was paid as base salary under his employment agreement and $400,000 was paid as an annual bonus under the Company's cash bonus plan.  Base salary was paid at the rate determined through the annual review process provided for in the 2006 Broshy Employment Agreement.  Mr. Broshy's 2007 bonus payment was determined in accordance with the cash bonus plan.

The 2006 Broshy Employment Agreement entitled Mr. Broshy to be considered for annual grants of stock options and restricted stock at the discretion of the Board.  In light of the substantial special equity incentive award made to Mr. Broshy in 2006, the Compensation Committee determined not to award stock options or restricted stock to Mr. Broshy during 2007.

Under the 2006 Broshy Employment Agreement, Mr. Broshy was entitled to payment of premiums on a $2.5 million term life insurance policy maintained by the Company for his benefit and to receive a monthly car allowance of $833.  In 2007, the value of the life insurance premiums and car allowances paid for the benefit of Mr. Broshy was $17,377.

In the event of Mr. Broshy's termination without cause or resignation for good reason prior to a "change in control", Mr. Broshy was entitled under the 2006 Broshy Employment Agreement to receive a lump sum payment equal to two times the sum of his base salary and the average of his awarded bonus for the three years prior to termination; continuation of health and life insurance benefits for a period of one year; and acceleration of vesting of all options and restricted stock awards, which would generally remain exercisable for the period permitted by Section 409A of the Internal Revenue Code, but not for more than two years after termination. In the event of Mr. Broshy's death during the term of his employment, his estate was entitled to acceleration of vesting of all options and restricted stock awards, which options would generally remain exercisable for the period permitted by Section 409A of the Internal Revenue Code, but not for more than two years after his death. In the event of Mr. Broshy's termination for disability, he was entitled to receive, in addition to any Company-provided disability benefits: a lump sum payment equal to two times the sum of his base salary and the average of his awarded bonus for the three years prior to termination, reduced by any "change in control" payment previously received by him; continuation of health and life insurance benefits for a period of one year; and acceleration of vesting of all options and restricted stock awards, which options would generally remain exercisable for the period permitted by Section 409A of the Internal Revenue Code, but not for more than two years after termination.

Upon a "change in control" of the Company, Mr. Broshy was entitled under the 2006 Broshy Employment Agreement to receive a lump sum payment equal to two times the sum of his base salary and the average of his awarded bonus for the three years prior to termination; and acceleration of vesting of all options and restricted stock awards, which options would generally remain exercisable for the period permitted by Section 409A of the Internal Revenue Code, but not for more than two years after termination. In addition, in the event of Mr. Broshy's termination without cause or for good reason within 13 months after a "change in control", he was entitled to receive a lump sum payment equal to the sum of his base salary and the average of his awarded bonus for the three years prior to termination and continuation of health and life insurance benefits for a period of three years. Finally, any resignation by Mr. Broshy during the 30 days following the first anniversary of a "change in control" would be deemed to be a resignation for good reason entitling him to the payments and benefits described above in relation to a resignation for good reason. Mr. Broshy was entitled to a gross-up payment from the Company with respect to any excise tax imposed by Section 4999 of the Internal Revenue Code, or any interest or penalties are incurred by the Executive with respect to such excise tax, and related matters, in connection with a "change in control."

In connection with Mr. Broshy's retirement, as of June 11, 2008, from his position as Chief Executive Officer of the Company and his assumption of the newly created position of Executive Chairman, the 2006 Broshy Employment Agreement was superseded by a new employment agreement between the Company and Mr. Broshy, the terms of which are summarized in the Current Reports on Form 8-K filed by the Company on June 4 and June 16, 2008.

R. Blane Walter

The employment agreement entered into between the Company and R. Blane Walter in August 2007 (the "2007 Walter Employment Agreement"), which amended and restated Mr. Walter's prior employment agreement entered into in October 2005, provided for an initial base salary of $490,000, subject to annual review by the Board or the Compensation Committee, a pro-rated bonus for the period from July 1, 2007 (the date Mr. Walter assumed his prior position as President of the Company) to December 31, 2007 based on the achievement of certain performance objectives as determined by the Chief Executive Officer, and an annual bonus for each calendar year thereafter based on the achievement of certain performance objectives as determined by the Chief Executive Officer.  Mr. Walter was also eligible for an annual bonus.  His target bonus was 75% of his base salary and the maximum bonus that could be paid was 150% of his base salary, with the actual amount of the bonus being determined at the discretion of the Board or the Compensation Committee.  In 2007, Mr. Walter's total cash compensation was $438,000, consisting of base salary payments at a rate of $387,000 per annum for his position as the President and Chief Executive Officer of the Company's inVentiv Communications division from January 1, 2007 to June 30, 2007 and payments at a rate of $490,000 per annum for his position as the Company's President from July 1, 2007 to December 31, 2007.  Mr. Walter did not receive a bonus with respect to 2007.

The 2007 Walter Employment Agreement provided for a special equity incentive award grant having a value (as determined in accordance with FAS 123R) of approximately $1,500,000, which was issued to Mr. Walter on or about July 1, 2007.  The 2007 Walter Employment Agreement also provided for a special equity incentive award grant having a value of approximately $750,000 as part of the Company's 2008 annual grants to its executives, which was issued to Mr. Walter on or about January 14, 2008.

Under the 2007 Walter Employment Agreement, Mr. Walter was entitled to receive payment of premiums on a $1 million term life insurance policy maintained by the Company for his benefit and a monthly car allowance of $833.  In 2007, the value of the life insurance premiums and car allowances paid for the benefit of Mr. Walter was $16,644.

In the event of Mr. Walter's termination without cause or resignation for good reason prior to a "change in control", he was entitled under the 2007 Walter Employment Agreement to a lump sum payment equal to the sum of his base salary and the average of his awarded bonus for the three years prior to termination; and vesting of all equity incentive awards that would have vested had his employment continued for one year from the date of termination. In the event of Mr. Walter's death or disability during the term of his employment, his estate was entitled to receive a lump sum payment equal to 100%, if the event occurred prior to a "change in control", and 75%, if it occurred thereafter, of the sum of his base salary and the average of his awarded bonus for the three years prior to termination.  In the event of the termination of Mr. Walter's employment without cause, for good reason or by reason of death or disability, whether prior to or following a "change in control," he was entitled to continuation of health and, except in the case of his death, life insurance benefits for 18 months, and continuation of or, in the alternative, reimbursement of costs (subject to a cap equal to 200% of the premium cost Mr. Walter would have incurred under the Company's group health plan during such period) of, health insurance benefits for an additional 18 months (7 months in the case of a termination for disability).

Upon a "change in control" of the Company, Mr. Walter was entitled under the 2007 Walter Employment Agreement to receive a lump sum payment equal to 75% of the sum of his base salary and the average of his awarded bonus for the three years prior to termination and acceleration of vesting of all options and restricted stock awards. In addition, in the event of Mr. Walter's termination without cause or for good reason within 13 months after a "change in control", he was entitled to receive a lump sum payment equal to 75% of the sum of his base salary and the average of his awarded bonus for the three years prior to termination. Finally, any resignation by Mr. Walter during the 30 days following the first anniversary of a "change in control" would be deemed to be a resignation for good reason entitling him to the payments and benefits described above in relation to a resignation for good reason. Mr. Walter was entitled to a gross-up payment from the Company with respect to any excise tax imposed by Section 4999 of the Internal Revenue Code, or any interest or penalties are incurred by the Executive with respect to such excise tax, and related matters, in connection with a "change in control."

In connection with Mr. Walter's assumption, as of June 11, 2008, of the position of Chief Executive Officer of the Company, the 2007 Walter Employment Agreement was superseded by a new employment agreement between the Company and Mr. Walter, the terms of which are summarized in the Current Report on Form 8-K filed by the Company on June 4, 2008.

David S. Bassin

The Company's employment agreement with David Bassin provides for an initial base salary of $290,000, subject to annual review by the Company, and an annual bonus based on the achievement of performance objectives as determined by the Chief Executive Officer or his designee.  Mr. Bassin's annual bonus range is 0-100% (target of 50%) of his salary, subject to the discretion of the Company.  In 2007, Mr. Bassin's total cash compensation was $363,000, of which $263,000 was paid as base salary under his employment agreement and $100,000 was paid as an annual bonus under the cash bonus plan. Mr. Bassin’s total base salary during 2007 was made up of payments at a rate of $221,055 per annum for his position as Chief Financial Officer of the Company's inVentiv Commercial division from January 1, 2007 to May 10, 2007 and payments at a rate of $290,000 per annum for his position as the Company's Chief Financial Officer from May 11, 2007 to December 31, 2007.

Mr. Bassin is entitled under his employment agreement to participate in the Company's equity incentive program on a discretionary basis.  Equity incentive awards received by Mr. Bassin during 2007 preceded his becoming an executive officer of the Company and consisted of a combination of stock options and restricted stock valued at $617,046 as determined in accordance with FAS 123R.  Mr. Bassin did not receive an additional equity incentive grant upon assuming his position as Chief Financial Officer of the Company.

Under his employment agreement, Mr. Bassin is entitled to receive a monthly car allowance of $800 and payment of his annual country club membership dues (which are to be  approximately $8000, as adjusted for reasonable annual increases by the country club).  In 2007, the value of car allowances and country club membership dues paid for the benefit of Mr. Bassin was $22,475.

In the event of Mr. Bassin's termination without cause or his resignation for good reason, he is entitled to receive a lump sum payment equal to 26 weeks' base salary. Upon a change of control, Mr. Bassin may become entitled to an additional payment equal to 52 weeks' base salary, subject to satisfactorily performing his employment duties and having used his best efforts to facilitate the change of control, provided that if Mr. Bassin is so employed but his employment terminates prior to the six month anniversary of the change of control for any reason other than a termination without cause by the Company, the additional payment will be equal to 26 weeks' base salary. If Mr. Bassin is terminated without cause within two months prior to the change of control, he will be entitled to 26 weeks' base salary, in addition to a lump sum payment equal to 26 weeks' base salary to which he is otherwise entitled under his employment agreement upon a termination without cause or resignation for good reason, subject to having satisfactorily performing his employment duties and having used his best efforts to facilitate the change of control. The vesting of Mr. Bassin's stock options and restricted stock will accelerate upon a change of control. In the event of the termination of Mr. Bassin’s employment by reason of death or disability, he will be entitled to all unpaid earned salary and benefits upon the date of death or disability.

Terrell G. Herring

The Company's employment agreement with Terrell Herring provides for an initial base salary of $425,000, subject to annual review by the Company, and an annual bonus for each calendar year based on the achievement of certain performance objectives as determined by the Chief Executive Officer or his designee.  Mr. Herring's annual bonus range is 0-100% (target of 50%) of his salary, subject to the discretion of the Company.  In 2007, Mr. Herring's total cash compensation was $599,000, of which $399,000 was paid as base salary under his employment agreement and $200,000 was paid as an annual bonus under the cash bonus plan.   Mr. Herring's total base salary during 2007 was made up of payments at a rate of $375,000 per annum from January 1, 2007 until the amendment of his employment contract on May 7, 2007 and payments at a rate of $425,000 per annum from May 8, 2007 to December 31, 2007.

Although Mr. Herring's employment agreement does not explicitly entitle him to participate in the Company's equity incentive program, he has historically been included in grant programs made available to executive officers at the discretion of the Compensation Committee.

Under his employment agreement, Mr. Herring is entitled to receive payment of premiums on a $1 million term life insurance policy maintained by the Company for his benefit and a monthly car allowance of $500.  In 2007, the value of the life insurance premiums and car allowances paid for the benefit of Mr. Herring was $13,760.

In the event of Mr. Herring's termination without cause or his resignation for good reason, he is entitled to receive a lump sum payment equal to 52 weeks' base salary, and if he has not secured employment with a competitive company in the pharma services arena within 52 weeks after such termination, up to an additional 26 weeks of base pay commencing on the first anniversary of his termination date for so long as he is not so employed, provided that if he reaches agreement with either the chief executive officer or the president that he may resign for good reason on a consensual basis, the total severance payment will be a lump sum payment equal to 6 months' base salary. Upon a change of control, Mr. Herring may become may become entitled to a payment equal to 18 months' base salary, subject to his having satisfactorily performed his employment duties and having used his best efforts to facilitate the change of control, if he is either terminated without cause within two months prior to the change of control or is employed on the date of the change of control, provided that if he is so employed but his employment terminates prior to the six month anniversary of the change of control for any reason other than a termination without cause by the Company, the additional payment will be equal to 9 months' base salary. The vesting of Mr. Herring’s stock options and restricted stock will accelerate upon a change of control. In the event of the termination of Mr. Herring’s employment by reason of death or disability, he will be entitled to all unpaid earned salary and benefits upon the date of death or disability.

John R. Emery

John R. Emery resigned his employment with the Company effective May 11, 2007.  The Company's employment agreement with John Emery provided for a base salary of $270,000, subject to annual review by the Company, and an annual bonus for each calendar year based on the achievement of certain performance objectives as determined by the Chief Executive Officer or his designee.  Mr. Emery's annual bonus range was 0-100% (target of 50%) of his salary, the actual amount of which was subject to the discretion of the Company.  In 2007, Mr. Emery's total cash compensation was $129,000, consisting of base salary under his employment agreement.  Base salary was paid at the rate determined through the annual review process provided for in Mr. Emery's employment agreement.  Mr. Emery was not entitled to a bonus with respect to 2007 due to the resignation of his employment with the Company.

Under his employment agreement Mr. Emery was entitled to a monthly car allowance of $500.

In the event of Mr. Emery's termination without cause or his resignation for good reason, Mr. Emery was entitled to receive the lesser of (a) continuation of base pay for a period of 26 weeks from the termination date or (b) continuation of base pay for the period from the termination date until he obtained new employment.  Mr. Emery was not entitled to any severance payments in connection with his resignation of employment.

Annual Bonus

5.
We note that 70% of the bonuses are based on the achievement of financial targets.  Please quantify the financial targets used in the formula to determine the non discretionary portion of the bonuses.  Also, discuss how actual results compared to those targets resulting in the bonuses awarded for fiscal year 2007.  Please refer to Compliance and Disclosure Interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for further guidance.  Provide this in future filings and tell us how you plan to comply.

The targets used to calculate payouts under the quantitative component of the cash bonus program in 2007 were consolidated EBIT and net earnings per share measures for the Company and its subsidiaries and divisional EBIT for the Company's inVentiv Commercial segment (collectively, the "Quantitative Targets").  The Company believes that, as more fully discussed below, the actual target amounts set by the Compensation Committee (i) are not material to investors and (ii) constitute confidential information that would cause competitive harm to the Company under the standards established under Exemption 4 of the Freedom of Information Act, and therefore can be omitted pursuant to Instruction 4 to Item 402(c) of Regulation S-K.

Materiality of the Quantitative Targets

We do not believe that the disclosure of the Quantitative Targets is material to a full understanding and analysis of our compensation philosophy and objectives. The disclosures currently in the 2008 Proxy provide stockholders with the major substantive provisions of the cash bonus plan, the target bonus levels for each of the named executive officers and the actual payouts to each of the named executive officers.  The quantitative and non-quantitative components of the bonus payouts, moreover, are presented separately in the summary compensation table, so that investors are already able to assess the degree to which each named executive officer's total bonus was based on achievement of the Quantitative Targets.  The Company does not believe that disclosing the Quantitative Targets would assist investors in understanding the Company's compensation philosophy or practices.  This is particularly true since, as disclosed in the Compensation Discussion and Analysis subsection of the 2008 Proxy, the Compensation Committee retains the discretion to deviate positively or negatively on all aspects of the Company's compensation program, including the quantitative component of the cash bonus plan.

Interpretation of Exemption 4

Under the provisions of 5 U.S.C. § 552(a), federal agencies are obligated to make certain records available to the public. However, 5 U.S.C. § 552(b)(4) ("Exemption 4") provides an exemption to this rule for "trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential." The Commission has adopted rules relating to this statutory exemption, and these rules are set forth at 17 C.F.R. § 200.80(b)(4).

Although the statute does not define the term "confidential," several courts have interpreted this term. One of the principal cases is Gulf and Western Industries, Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the District of Columbia Circuit Court of Appeals held that in order for information to be considered "confidential" within the meaning of Exemption 4, the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential. The Court cited the other leading case interpreting Exemption 4, National Parks and Conservation Ass'n v. Morton, for the proposition that "information is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained." Gulf and Western Industries, 615 F.2d at 530 (citing National Parks and Conservation Ass'n v. Morton, 498 F.2d 765 (D.C. Cir. 1974)). The Court cited National Parks and Conservation Ass'n v. Kleppe, to illustrate the following point:

"In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown."

Gulf and Western Industries, 615 F.2d at 530 (quoting National Parks and Conservation Ass'n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).

The District of Columbia Circuit Court of Appeals subsequently limited the application of this two-part test to information required to be furnished to the government, and held that information furnished to the government on a voluntary basis should be accorded confidentiality if it is of a kind that the provider would not customarily release to the public. Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992).

Competitive Harm from Disclosure of the Quantitative Targets

The Company operates in an extremely competitive and price sensitive industry.  It is common practice in the industry to review and analyze competitors’ publicly available financial information in order to formulate and refine competitive strategy.  Indeed, the Company’s competitors have in the past employed analyses of the Company's public financial disclosures to create competitive harm in the proposal process with clients.

Disclosure of the Quantitative Targets, in combination with reported expense information and other line item accounting information that is contained in the Company’s periodic reports, would significantly improve the ability of the Company's competitors to make informed judgments about the Company’s revenue, sales and margin objectives for subsequent periods.  Comparison of Quantitative Targets with actual results over a series of years, moreover, would disclose trends in the Company's achievement of its confidential financial objectives.  Because there are a limited number of financial and operational variables that can be employed to drive results, financial analyses based on the Quantitative Targets could give competitors significant additional insights into the Company's strategies for the succeeding fiscal year.  These insights would enable the Company's competitors to take specific actions to interfere with the Company’s achievement of its goals.  Because many of the Company's competitors are not public, the Company would not have the ability to engage in comparable analyses of its competitors’ financial targets and achievements; the competitive harm suffered by the Company would be even more pronounced as a result of this informational inequality.

•
Competitor Pricing Aggressiveness.  With knowledge of the degree to which the Company achieves its confidential goals regarding EBIT and EPS growth, the Company’s competitors would be able to discern where the Company would need to make adjustments to reach those goals in future periods.  The Company’s competitors would, as a consequence, be better positioned to price their service offerings competitively or, alternatively, know that pricing concessions might not be required to grow sales and market share.

This is particularly true with respect to divisional targets such as the EBIT target for the Company’s inVentiv Commercial division, which was one of the Quantitative Targets for 2007.  However, it should also be noted that an astute analysis of the Quantitative Targets that are corporate financial metrics could convey non-public segment financial information to the Company's competitors. If competitors are put in a position to estimate the Company’s future divisional targets, it is extremely likely that they would be able to better formulate proposals to the Company’s existing and prospective clients.  As disclosed in the 2007 10-K, many of the Company's contracts are short-term in nature, and competitors therefore have the ability to bid for business arrangements with the Company's most important customers on a frequent basis.

•
Wins and Losses.  The difference between targeted amounts and actual results could be utilized by competitors to determine whether specific clients were won or lost during a prior period, allowing competitors to determine the Company's client list with greater certainty over time.  Because competition in the pharma services industry is concentrated in a relatively small number of service providers, if both the Company and multiple competitors were bidding for the same business a competitor that did not win the bid would be able to make a highly educated guess about whether or not the Company won or lost the bid by examining performance relative to the EBIT targets.  A competitor could use the Company's client list to target the Company's clients more effectively.

Moreover, many clients do not permit the Company to disclose that it is providing services because those clients wish to maintain in confidence information about the marketing resources supporting their products as compared to competitive products.  If a competitor of the Company ascertains this information, that competitor could convince the Company's clients that their marketing strategies would not be well protected when working with the Company, causing further competitive harm to the Company.

•
Recruitment of Company Executives.  Disclosure of the Quantitative Targets would result in competitive harm to the Company by disclosing to its competitors details of the Company's executive compensation structure that could allow those competitors to more effectively target the Company's executives for recruitment by designing employment offers that focus on specific financial targets the Company's executives must contribute to achieving.  Such disclosure may change the behavior of other organizations, including competitors, who may convince a current company executive that the variance between targeted and reported numbers for the Company were too aggressive.  For example, a competitor  armed with a history of the Company’s quantitative targets and ultimate financial results may assert that the competitor’s quantitative targets are easier to achieve.  The Company and other companies in its industry compete intensely for a limited pool of executive talent.

Disclosure of Quantitative Targets would confuse investors, analysts and other third parties.

The Company’s policy is to base targets on “stretch” goals. As a result, in 2007, the consolidated Company EBIT and EPS targets were set at levels which were higher than public guidance.  Moreover, the Company did not publish any segment guidance corresponding to the divisional EBIT target used in the cash bonus plan for 2007.  Disclosure of the Quantitative Targets could cause confusion and potentially mislead investors and analysts without further substantiation or support from the Company.  The Company's internal EBIT and EPS objectives involve a number of subjective assumptions, including the Company's ability to efficiently use existing funds to expand its operations, support its sales and marketing functions, complete and integrate acquisitions and make investments in technology.  Communications with investors take into account current market and company-specific conditions that may not have been contemplated at the time targets were established creating the potential for further confusion for the investor.

The Company has indicated in the Compensation Discussion and Analysis subsection of the 2008 Proxy the relative difficulty of achieving the Quantitative Targets. As stated in the Compensation Discussion and Analysis subsection, the Quantitative Targets "are established annually and approved by the Board of Directors, at levels intended to be appropriate growth targets that are attainable through strong performance."

Quantitative Targets are treated as Confidential within the Company to prevent competitive harm through unintended disclosure.

The Company has not made public any of the Quantitative Targets under the cash bonus plan due to the possible competitive injury the Company would suffer. Information about the Quantitative Targets is only shared with the participants in the cash bonus plan on the understanding that it, like other compensation information, is confidential. Materials reflecting the Quantitative Targets have very limited internal distribution and are shared with the Company's professional advisors only under the strictures of confidentiality.

6.	Please explain how the discretionary component of the annual bonuses was measured and how each named officers' discretionary bonus was determined.

The discretionary component of the annual bonuses for each of the named officers is measured by such officer's performance relative to non-quantitative goals and objectives established at the beginning of the fiscal year at a meeting with the Compensation Committee (in the case of the Chief Executive Officer) or the Chief Executive Officer (in the case of other named executive officers).  Meetings are held at the end of the year with the same persons to discuss the degree and manner in which these non-quantitative goals and objectives were achieved.  These non-quantitative goals include, depending on the named executive officer, such items as developing integrated offerings, quality of acquisitions, success in integrating acquisitions, effectiveness in strengthening the operational backbone, and talent and organizational development success.  On the basis of information generated through these procedures, the Compensation Committee determines the discretionary component of the annual bonus for each named executive officer.  The Compensation Committee takes into account the recommendation of the Chief Executive Officer in determining discretionary bonus components for named executive officers other than the Chief Executive Officer.

The Company will seek to clarify in future filings and elaborate upon the process by which achievement of non-quantitative goals and objectives is evaluated for purposes of the discretionary component of the annual bonus.  The Compensation Committee does not seek to quantify or assign a weighting to non-quantitative goals and objectives and the Compensation Committee's award of the discretionary portion of the bonus includes a subjective component.  Furthermore, the Compensation Committee's general practice is to award a "round number" bonus that takes into account the non-discretionary bonus component, the discretionary bonus component and any further adjustments the Compensation Committee deems appropriate.  The Company therefore does not believe that individualized disclosure regarding the discretionary bonus component awarded to named executive officers is practicable or would meaningfully assist investors.  The Company does intend to disclose the extent, if any, to which total bonuses exceed the sum of the non-discretionary bonus component determined in accordance with the cash bonus plan and the maximum discretionary bonus component potentially available in accordance with the cash bonus plan.  During 2007, Mr. Herring was the only named executive officer whose total bonus exceeded such sum, and the excess was $21,739.

Equity Based Incentive Awards
7.	Please tell us the factors considered to explain how equity based incentive awards were made or not made to named officers for fiscal year 2007 and provide such disclosure in future filings.

The equity incentive awards to Mr. Herring and Mr. Emery during 2007 were determined on a basis consistent with the framework described in the 2008 Proxy.  The Compensation Committee first established total compensation targets based on benchmarking data developed during 2006 then deducted annualized base salary and target bonuses to determine a target equity incentive award level.  The Compensation Committee then further adjusted these target levels in a manner deemed by the Compensation Committee to satisfy the Company's compensation objectives.  With respect to the 2007 equity incentive awards to Mr. Herring and Mr. Emery, the factors that were given predominant consideration were the recent and expected future performance of such individuals and executive retention objectives.  Mr. Herring was, in addition, awarded a performance-based restricted stock grant that will vest within minimum and maximum amounts based on the multi-year financial performance of the inVentiv Commercial division.  This grant was intended to constitute a special equity incentive award to Mr. Herring reflecting his substantial contributions to the Company.

The equity incentive award made to Mr. Walter in connection with his promotion to President of the Company (which was the only equity incentive award made to Mr. Walter during 2007) was determined through negotiation with Mr. Walter.  In determining the appropriate award level, the Compensation Committee received advice from an independent compensation consultant that included benchmarking data.

The Company will disclose in future proxy statements the factors considered to explain how equity based incentive awards were made or not made to named executive officers.

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The Company acknowledges that (i) the Company is responsible for the accuracy and adequacy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Very truly yours,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt